Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

September 24, 2024

VIA EDGAR TRANSMISSION

Mr. Tony Burak

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”) Form N-14 File No. 333-281819

Dear Mr. Burak:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 23, 2024, with respect to the Form N-14 Proxy Statement and Prospectus (the “N-14”) regarding the proposed reorganization of the Unusual Whales Subversive Democratic Trading ETF and the Unusual Whales Subversive Republican Trading ETF (“Target Funds”), each a series of Series Portfolios Trust (the “SPT”), into the Unusual Whales Subversive Democratic Trading ETF and the Unusual Whales Subversive Republican Trading ETF, respectively (“Acquiring Funds”), each a newly created series of the Trust.

Capitalized terms not otherwise defined have the same meaning as in the filing.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the filing.

1.	On page 5 and page 30 of the proxy statement/prospectus, it states that each Acquiring Fund is the accounting survivor of its proposed reorganization. Please explain supplementally how this is correct if the Acquiring Funds are new with no performance history. Alternatively, revise this disclosure as appropriate.

Response: The Trust responds by revising each referenced instance to state that each Target Fund is the accounting survivor of its proposed reorganization.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

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